                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of    May 2003
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---

                             NORTHERN OFFSHORE LTD.

                      REPORT FOR THE FIRST QUARTER OF 2003


RESULTS FOR THE FIRST QUARTER 2003
Northern Offshore Ltd reports consolidated earnings before interest, tax, depreciation and amortisation (EBITDA) of USD 7.6 million for the first quarter of 2003, up from USD 5.8 million in the fourth quarter of 2002. Revenues decreased from USD 17.2 million in the fourth quarter of 2002 to USD 15.3 million in the first quarter of 2003. The decrease was mainly due to recording USD 1.3 million in the fourth quarter of 2002 relating to backdated increases in day-rates for the Northern Producer. Also, the contract earnings of Energy Searcher decreased by USD 0.7m in comparison with the fourth quarter of 2002.

Operating costs reduced by USD 3.8m from USD 11.4m in the fourth quarter of 2002 to USD 7.6 million in the first quarter of 2002. The main factors were the inclusion of a provision of USD 2.1 million for a claim against the Company by INPEX in the fourth quarter of 2002, the inclusion of USD 0.5 million of fees relating to the Company's debt restructuring process in the fourth quarter of 2002 and USD 0.6 million lower repair and maintenance charges for Northern Producer in the first quarter of 2003.

The net loss for the first quarter of 2003 was USD 0.2 million compared to a net loss of USD 25.1 million for the fourth quarter of 2002. In addition to the difference in EBITDA the main reason for the reduced loss relates to the write down of vessels of USD 21.6 million in the fourth quarter of 2002. The write down in the fourth quarter of 2002 has also resulted in a reduced depreciation charge of approximately USD 0.5 million per quarter effective from the first quarter of 2003.

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

OPERATION
In the first quarter of 2003, Northern Producer's production level was 13,476 bbls/day, down from 15,036 bbls/day for the previous quarter. The contract with Texaco has been extended to December 2004. Texaco has further options to extend the contract and the next option becomes declarable in January 2004.

Energy Searcher is currently employed under a contract with Shell Brunei. This employment is expected to continue until June 15. Management is pursuing several employment prospects following the completion of Energy Searcher's current employment.

The Company's drill ships, Northern Explorer II and Northern Explorer III and the semi-submersible drilling rig Galaxy Driller, are in lay-up near Singapore, while the drill ship Discoverer 1 is laid up in Mexico.

The case against Inpex about unpaid charter hire for 2002 has been referred to arbitration.

MARKET
The strength of the oil price has so far not resulted in any significant pick up in rig activity. The strong gas price in US has however pushed the activity level for land rigs and certain type of Jack Ups.

The Asian drilling market for conventional floaters is still dominated by short-term work carried out by independent oil companies. Rates have shown a negative development compared to last year.

Based on the current activity the management are cautiously optimistic about finding more work for Energy Searcher for the rest of the year. The shareholders should however be prepared that the cash generation from the unit this year will be significantly lower than last year.

FINANCIAL SITUATION
During the first quarter we generated a net positive cash flow of USD 7.1 million.

Northern Offshore has recently completed a restructuring of its debt obligations other than its outstanding USD denominated Notes payable. The restructuring has extended the final maturity dates on three of our debt facilities and includes the following main elements:

1. The NOK 25 million loan from Kredittbanken ASA, which was due for repayment in April 2003, has been repaid at a slight discount to par. Consequently the security for this loan, consisting of the Company's USD denominated Notes payable with face value USD 11.6 million, has been released.

2. The final repayment date for our outstanding NOK denominated bonds (face value NOK 143.0 million) has been extended from April 2003 to October 2004.

3. The secured loan provided by BNP Paribas has been extended to June 2004 when USD 5.0 million will be due as a final instalment.

4. The loan provided by Avalon Holdings Ltd. which is secured by USD denominated Notes of approximately USD 166.3 million face value has been extended to June 2004 when USD 3.2 million will be due as a final instalment.

As a result of this restructuring the Company has total debt outstanding at May 26th totalling USD 183.4 million. This consists of USD denominated Notes with face value USD 143.2 million, NOK denominated Notes with face value NOK 143.0 million (equivalent to USD 21.4 million), the BNP loan of USD 7.5 million and the Avalon loan of USD 11.3 million. While we are currently projecting that we will generate sufficient cash flows to service our debt obligations through to their respective maturity dates, we are not generating sufficient cash flows to repay these loans at maturity. Therefore there continues to be substantial doubt as to the ability of the Company to continue to operate as a going concern.

No adjustments have been made to this financial report relating to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Bermuda, May 26th, 2003
The Board of Directors of Northern Offshore Ltd.

Contact:

Tor Olav Troim              Tel:  47 90 68 82 67
Jon-Aksel Torgersen         Tel:  47 22 93 60 00

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE FIRST QUARTER 2003 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Income Statement                                                   1st quarter 2003    1st quarter 2002     12 months 2002
(USD `000s)
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                      15,263             15,892             69,299
Operating Expenses                                                            -7,625             -7,753            -37,344
Op. profit before depreciation (EBITDA)                                        7,638              8,139             31,955
Depreciation                                                                  -3,533             -4,066            -16,705
Impairment losses                                                                  -                  -            -21,625
Operating profit/-loss                                                         4,105              4,073             -6,375
Interest income                                                                    3                  1                 82
Interest expense                                                              -4,439             -4,594            -18,860
Foreign exchange gain/-loss and other                                             81                 48               -423
financial items
Net loss before tax                                                             -250               -472            -25,576
Taxes                                                                             -1               -237               -453
Net loss before extraordinary items                                             -249               -709            -26,029
Cumulative effect of a change in accounting principle                              -              6,102              6,102
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                                                -249              5,393            -19,927
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding                                     104,680,660        104,680,660        104,680,660

Per share amounts: USD

EBITDA per share: USD                                                           0.07               0.08               0.31

Net income/- loss before cumulative effect of                                   0.00              -0.01              -0.25
a change in accounting principle
Cumulative effect of a change in accounting                                        -               0.06               0.06
principle
---------------------------------------------------------------------------------------------------------------------------
Earnings/-loss per share: USD                                                   0.00               0.05              -0.19
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Balance Sheet                                                          31st Mar 2003      31st Mar 2002      31st Dec 2002
(USD `000s)
---------------------------------------------------------------------------------------------------------------------------

Drilling units and production platform                                       145,544            183,362            149,071
Other non-current assets                                                         732              1,332                836
Other current assets                                                          11,941             11,747             15,963
Cash and cash equivalents                                                     10,384              3,516              3,291
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                 168,601            199,957            169,161
---------------------------------------------------------------------------------------------------------------------------

Notes payable                                                                162,779            159,377            163,783
Secured loans                                                                 23,682             30,823             23,857
Other liabilities                                                             11,000             13,674              9,841
Stockholders' deficit                                                        -28,860             -3,917            -28,320
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and deficit                                                168,601            199,957            169,161
---------------------------------------------------------------------------------------------------------------------------

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE FIRST QUARTER 2003 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Cash Flow Statement                                                1st quarter 2003    1st quarter 2002     12 months 2002
(USD `000s)
---------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income/-loss                                                                -249              5,393            -19,927
Adjustments to reconcile net income/-loss to net cash provided by operating activities:
Depreciation                                                                   3,533              4,066             16,705
Amortisation of capitalized loan fees                                            108                168                568
Impairment losses                                                                  -                  -             21,625
Cumulative effect of a change in accounting principle                              -             -6,102             -6,102
Unrealised foreign currency exchange -gain/loss                               -1,475                294              6,238
Change in fair value of derivative instruments                                 1,143               -319             -5,340
Changes in working capital items:
Decrease/-increase in trade accounts receivable                                1,989             -3,226             -1,935
Increase/-decrease in trade accounts payable                                  -2,432                171               -395
Decrease/-increase in net receivables and payables with related                    -               -251                351
parties
Other working capital items                                                    4,480              2,308             -1,749
Net cash provided by operating activities                                      7,097              2,502             10,039
INVESTING ACTIVITIES
Purchase and upgrading of production and drilling vessels                          -                  -                  -
Purchases of furniture and equipment                                              -4                -23                -49
Net cash used in investing activities                                             -4                -23                -49
FINANCING ACTIVITIES
Proceeds from the issuance of loans                                                -                  -             10,000
Repayment of loans                                                                 -             -6,500            -24,236
Net cash provided by/-used in financing activities                                 -             -6,500            -14,236
Net increase/-decrease in cash and cash equivalents                            7,093             -4,021             -4,246
Cash and cash equivalents at beginning of period                               3,291              7,537              7,537
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                    10,384              3,516              3,291
---------------------------------------------------------------------------------------------------------------------------

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

MAJOR SHAREHOLDERS AS AT MAY 20, 2003:
--------------------------------------------------------------------------------------------------------------------------
OSPREY MARITIME LTD              53,813,342        51.40%    CITIBANK INTL. PLC. (LUX)         1,000,000         0.95%

ODIN NORDEN                      5,470,500          5.22%    TR0IM TOR OLAV                    1,000,000         0.95%

ODIN NORGE                       4,167,263          3.98%    VOLDSTAD HANS KRISTIAN              996,000         0.95%

FRANKLIN ENTERPRISES             3,700,000          3.53%    SCHIE STEIN H. C/O NORMARINE        831,716         0.79%

AKSJEFONDET GAMBAK               3,000,000          2.86%    TYCOON INDUSRTI AS                  715,000         0.68%

HAFSLUND INVEST AS               1,800,000          1.71%    OTHER SHAREHOLDERS               28,186,839        26.98%

                                                             -------------------------------------------------------------
                                                             TOTAL                           104,680,660       100.00%
--------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: May 27, 2003